UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

892231-10-1

(CUSIP Number)

Donna Coleman

Executive Vice President and Chief Financial Officer

The Madison Square Garden Company

Two Pennsylvania Plaza

New York, NY 10121

(212) 465-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 16, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS The Madison Square Garden Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)	This calculation is based on 10,477,551 shares of Class A common stock, par value $0.01 per share (the “Class A Common Stock”) of Townsquare Media, Inc., a Delaware corporation (the “Issuer”) outstanding as of August 3, 2016, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission (the “Commission”) on August 4, 2016, plus the 3,208,139 shares of Class A Common Stock purchased by Madison Square Garden Investments, LLC (“MSG Investments”).

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG Sports & Entertainment, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on 10,477,551 shares of Class A Common Stock of the Issuer outstanding as of August 3, 2016, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on August 4, 2016, plus the 3,208,139 shares of Class A Common Stock purchased by MSG Investments.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG Entertainment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on 10,477,551 shares of Class A Common Stock of the Issuer outstanding as of August 3, 2016, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on August 4, 2016, plus the 3,208,139 shares of Class A Common Stock purchased by MSG Investments.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG Ventures Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1) This calculation is based on 10,477,551 shares of Class A Common Stock of the Issuer outstanding as of August 3, 2016, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on August 4, 2016, plus the 3,208,139 shares of Class A Common Stock purchased by MSG Investments.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS Madison Square Garden Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.4% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)	This calculation is based on 10,477,551 shares of Class A Common Stock of the Issuer outstanding as of August 3, 2016, as described in the Quarterly Report on Form 10-Q of the Issuer filed with the Commission on August 4, 2016, plus the 3,208,139 shares of Class A Common Stock purchased by MSG Investments.

Item 1.	Security and Issuer.

The title and class of equity security to which this statement on Schedule 13D (“Schedule 13D”) relates is the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”). The principal executive office of the Issuer is located at 240 Greenwich Ave., Greenwich, CT 06830.

Item 2.	Identity and Background.

This Schedule 13D is filed jointly by (i) The Madison Square Garden Company, a Delaware corporation (“MSG”), (ii) MSG Sports & Entertainment, LLC, a Delaware limited liability company, (iii) MSG Entertainment Holdings, LLC, a Delaware limited liability company, (iv) MSG Ventures Holdings, LLC, a Delaware limited liability company, and (v) Madison Square Garden Investments, LLC, a Delaware limited liability company (“MSG Investments”). Each of the entities described in clauses (i) through (v) of the foregoing sentence may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” MSG Investments is a direct wholly-owned subsidiary of MSG Ventures Holdings, LLC. MSG Ventures Holdings, LLC is a direct wholly-owned subsidiary of MSG Entertainment Holdings, LLC. MSG Entertainment Holdings, LLC is a direct wholly-owned subsidiary of MSG Sports & Entertainment, LLC. MSG Sports & Entertainment, LLC is a direct wholly-owned subsidiary of MSG. The Reporting Persons have entered into a joint filing agreement with respect to the filing of this Schedule 13D, dated August 25, 2016, a copy of which is attached as Exhibit 1 hereto.

The address of the principal executive offices of the Reporting Persons is Two Pennsylvania Plaza, New York, New York 10121. MSG is a live sports and entertainment business. The Company classifies its business interests into two reportable segments: MSG Entertainment and MSG Sports. MSG Entertainment presents or hosts live entertainment events and productions, such as concerts, family shows, performing arts and special events, in the Company’s diverse collection of venues. MSG Sports owns and operates professional sports franchises, including, among others, the New York Knicks of the National Basketball Association and the New York Rangers of the National Hockey League, and also promotes, produces and/or presents a broad array of other live sporting events. MSG conducts its business through its subsidiaries, including each of the other Reporting Persons.

As of August 25, 2016, the name, business address, and present principal occupation or employment of each director, executive officer and controlling stockholder, as applicable, of each of the Reporting Persons (each, a “Covered Person” and collectively, the “Covered Persons”) and are set forth on Schedule A attached hereto and incorporated herein by reference. Each of the Covered Persons that is a natural person is a citizen of the United States.

None of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Covered Persons, has during the last five years been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed while the Reporting Persons are in the process of verifying information required herein from their respective Covered Persons. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 16, 2016, MSG Investments entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with GE Capital Equity Holdings, LLC, GE Business Financial Services Inc. and AN Capital Corporation (collectively, the “GE Parties”), pursuant to which MSG Investments purchased an aggregate of 3,208,139 shares of Class C Common Stock from the GE Parties for $7.20 per share, or an aggregate of $23,098,600.80, in cash using cash on hand of MSG that was contributed to MSG Investments. Specifically, MSG Investments purchased 2,946,283 shares of Class C Common Stock for $21,213,237.60 from GE Capital Equity Holdings, LLC; 144,284 shares of Class C Common Stock for $1,038,844.80 from GE Business Financial Services Inc.; and 117,572 shares of Class C Common Stock for $846,518.40 from AN Capital Corporation. Upon consummation of the transaction, all of the shares of Class C Common Stock purchased by MSG Investments automatically converted into an equal number of shares of Class A Common Stock pursuant to the Issuer’s certificate of incorporation.

The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Stock Purchase Agreement filed as Exhibit 2 hereto and incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to discuss matters relating to the business and affairs of the Issuer with members of the Issuer’s management and board of directors, and potentially other stockholders. MSG and the Issuer plan to utilize their shared experience in music and live events to explore bookings, sponsorship and marketing opportunities, as well as the potential expansion of the Issuer’s live offerings. The Reporting Persons’ investment in the Issuer will also provide MSG with additional insight into the festival business, which MSG is exploring for purposes of expanding its MSG Entertainment business.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the business relationships described above, the Issuer’s financial position and strategic direction, price levels of shares of the Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) purchasing additional shares of the Class A Common Stock or other financial instruments related to the Issuer, (ii) selling some or all of their shares of the Class A Common Stock, or (iii) pursuing other plans or proposals that relate to, or would result in, any of the matters referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D.

Pursuant to Article V, Section 11 of the Issuer’s certificate of Incorporation, the Issuer may place certain restrictions on the transfer of, and take certain other actions with respect to, the Class A Common Stock held by the Reporting Persons to the extent necessary to avoid a violation of the Communications Act of 1934, as amended, or the rules, regulations and policies promulgated by the Federal Communications Commission and in effect from time to time. Such restrictions may impact the ability of the Reporting Persons to engage in the aforementioned activities. The Issuer’s certificate of incorporation is filed as Exhibit 3 hereto.

Item 5.	Interest in Securities of the Issuer.

(a)	The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of August 25, 2016, each of the Reporting Persons is the beneficial owner, and MSG Investments is the direct owner, of 3,208,139 shares of Class A Common Stock, which represents 23.4% of the number of shares of Class A Common Stock outstanding based on 10,477,551 shares of Class A Common Stock outstanding as of August 3, 2016 (as described in the Quarterly Report on Form 10-Q of the Issuer filed with Commission on August 4, 2016) plus the 3,208,139 shares of Class A Common Stock purchased by MSG Investments.

To the Reporting Persons’ knowledge, none of the Covered Persons directly owns any shares of Class A Common Stock as of August 25, 2016; provided, however, that because of each Covered Person’s status as a controlling stockholder, director or executive officer of a Reporting Person, a Covered Person may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of the Class A Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

(b)	The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated herein by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Class A Common Stock reported for such Reporting Person.

(c)	Except for the transaction described in Item 3 of this Schedule 13D, which is incorporated herein by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Class A Common Stock of the Issuer during the past 60 days.

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. The information set forth in Items 2 and 5 of this Schedule 13D are incorporated herein by reference.

On August 16, 2016, MSG Investments and the Issuer entered into a Registration Agreement (the “Registration Agreement”). Pursuant to the Registration Agreement, MSG Investments is entitled, subject to certain conditions, to (i) require that the Issuer register the shares of Class A Common Stock held by MSG Investments on up to two occasions in the aggregate, and (ii) participate in certain registered offerings by the Issuer of its Class A Common Stock. A copy of the Registration Agreement is filed as Exhibit 4 hereto and incorporated herein by reference.

On August 16, 2016, MSG Investments and the Issuer entered into a Letter Agreement (the “Board Observer Letter”), pursuant to which MSG is entitled, subject to certain conditions, to send one representative reasonably acceptable to the Issuer to observe meetings of the Issuer’s board of directors, and any committees thereof, for so long as MSG Investments and its affiliates collectively hold at least 75% of the shares of the Issuer’s equity securities held by them as of August 16, 2016. A copy of the Board Observer Letter is filed as Exhibit 5 hereto and incorporated herein by reference.

The foregoing descriptions of the Registration Agreement and the Board Observer Letter are not, and do not purport to be, complete and are qualified in their entirety by reference to the copies filed as Exhibits and incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated August 25, 2016.*

2	Stock Purchase Agreement*

3	Certificate of Incorporation of the Issuer (Exhibit 3.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on July 14, 2014 (Registration No. 333-197002)).†

4	Registration Agreement*

5	Board Observer Letter*

*	Filed herewith.
†	Incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 25, 2016

THE MADISON SQUARE GARDEN COMPANY

By:	/s/ Donna Coleman
	Name:	Donna Coleman
	Title:	EVP and Chief Financial Officer

MSG SPORTS & ENTERTAINMENT, LLC

By:	/s/ Donna Coleman
	Name:	Donna Coleman
	Title:	EVP and Chief Financial Officer

MSG ENTERTAINMENT HOLDINGS, LLC

By:	/s/ Donna Coleman
	Name:	Donna Coleman
	Title:	EVP and Chief Financial Officer

MSG VENTURES HOLDINGS, LLC

By:	/s/ Donna Coleman
	Name:	Donna Coleman
	Title:	EVP and Chief Financial Officer

MADISON SQUARE GARDEN INVESTMENTS, LLC

By:	/s/ Donna Coleman
	Name:	Donna Coleman
	Title:	EVP and Chief Financial Officer

SCHEDULE A

THE MADISON SQUARE GARDEN COMPANY

Directors

Name	Present Principal Occupation	Present Business Address

James L. Dolan	Executive Chairman, MSG;	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

	Executive Chairman, MSG Networks Inc.	MSG Networks Inc. Eleven Pennsylvania Plaza New York, New York 10001

Charles F. Dolan	Executive Chairman, AMC Networks Inc.	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797

Charles P. Dolan	Employee, Knickerbocker Group LLC	c/o Knickerbocker Group LLC Two Pennsylvania Plaza New York, New York 10121

Kristin A. Dolan	Chief Executive Officer, DataCo Ventures LLC	c/o Knickerbocker Group LLC Two Pennsylvania Plaza New York, New York 10121

Thomas C. Dolan	Director, MSG; Director, AMC Networks Inc.; Director, MSG Networks Inc.	c/o Dolan Family Office 340 Crossways Park Drive Woodbury, New York 11797

Brian G. Sweeney	Director, MSG; Director, AMC Networks Inc.; Director, MSG Networks Inc.	c/o Dolan Family Office 20 Audrey Avenue, 1st Floor Oyster Bay, New York 11771

Wilt Hildenbrand	Director, MSG; Director, MSG Networks Inc.	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

Alan D. Schwartz	Executive Chairman, Guggenheim Partners, LLC	Guggenheim Partners, LLC 330 Madison Avenue, 15th Floor New York, New York 10017

Vincent Tese	Executive Chairman, Florida Community Bank	c/o Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas, 26th Floor New York, New York 10036

Richard D. Parsons	Senior Advisor, Providence Equity Partners LLC	Providence Equity Partners LLC 9 West 57th Street, Suite 4700 New York, New York 10019

Nelson Peltz	Chief Executive Officer and Partner, Trian Fund Management, L.P.	Trian Fund Management, L.P. 280 Park Avenue, 41st Floor New York, New York 10017

Scott M. Sperling	Co-President, Thomas H. Lee Partners, L.P.	Thomas H. Lee Partners, L.P. 100 Federal Street, 35th Floor Boston, Massachusetts 02110

Officers

Name	Present Principal Occupation	Present Business Address

James L. Dolan	Executive Chairman, MSG;	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

	Executive Chairman, MSG Networks Inc.	MSG Networks Inc. Eleven Pennsylvania Plaza New York, New York 10001

David O’Connor	President and Chief Executive Officer	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

Donna Coleman	Executive Vice President and Chief Financial Officer	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

Lawrence J. Burian	Executive Vice President, General Counsel and Secretary, MSG;	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

	Executive Vice President, General Counsel and Secretary, MSG Networks Inc.	MSG Networks Inc. Eleven Pennsylvania Plaza New York, New York 10001

Joseph F. Yospe	Senior Vice President and Controller	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

Robert J. Lynn	Senior Vice President and Treasurer	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

Controlling Stockholders

Charles F. Dolan, members of his family and related family entities (the “Dolan Family Group”), by virtue of their ownership of the Class B common stock of MSG, are able collectively to control stockholder decisions on matters on which holders of Class A common stock and Class B common stock of MSG vote together as a single class, and to elect up to 75% of MSG’s board of directors. The members of the Dolan Family Group are parties to a stockholders agreement which has the effect of causing the voting power of the Class B stockholders to be cast as a block on all matters to be voted on by holders of Class B common stock. For further information, please see the Schedule 13D in respect of MSG filed by the Dolan Family Group with the Commission on October 9, 2015.

The Dolan Family Group includes each of the following members: Charles F. Dolan, individually and as Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as Trustee of the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”); James L. Dolan; Thomas C. Dolan; Patrick F. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Patrick F. Dolan, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; Dolan Children Trust FBO Kathleen M. Dolan; Dolan Children Trust FBO Marianne Dolan Weber; Dolan Children Trust FBO Deborah Dolan-Sweeney; Dolan Children Trust FBO James L. Dolan; Dolan Children Trust FBO Thomas C. Dolan; Dolan Children Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; Ryan Dolan 1989 Trust; and Tara Dolan 1989 Trust. The reporting persons under the Dolan Family Group Schedule 13D also include the following trustees of Dolan Family Group members (“Other Reporting Trustees”): David M. Dolan, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Patrick F. Dolan, the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”); and Mary S. Dolan, as a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan, and each of the 2009 Family Trusts.

The business address of each member of the Dolan Family Group and each Other Reporting Trustee is:

Each of:

Charles F. Dolan;

Helen A. Dolan;

Thomas C. Dolan; and

Deborah A. Dolan-Sweeney:

c/o Dolan Family Office

Attention: President

340 Crossways Park Drive

Woodbury, New York 11797

Patrick F. Dolan:

c/o News 12 Networks

One Media Crossways

Woodbury, New York 11797

James L. Dolan:

c/o Knickerbocker Group LLC

Attention: Scott Metsch

PO Box 420

Oyster Bay, New York 11771

Kathleen M. Dolan:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, New York 10598

Marianne Dolan Weber:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, New York 10598

David M. Dolan:

7 Glenmaro Lane

St. Louis, Missouri 63131.

Mary S. Dolan:

300 So. Riverside Plaza

Suite 1480

Chicago, Illinois 60606.

Trusts:

Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Scott Metsch, PO Box 420, Oyster Bay, New York 11771.

Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Patrick F. Dolan is a trust established under the laws of the State of Illinois for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, attention: Scott Metsch, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Patrick F. Dolan is a trust established under the laws of the State of New York for the benefit of Patrick F. Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, New York 10598.

2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of c/o Knickerbocker Group LLC, attention: Scott Metsch, PO Box 420, Oyster Bay, New York 11771.

Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of c/o Dolan Family Office, attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

The principal occupation of each individual member of the Dolan Family Group and Other Reporting Trustee is:

Charles F. Dolan is a director of MSG, Executive Chairman and a director of AMC Networks Inc. (“AMC”) and a director of MSG Networks Inc. (“MSG Networks”). AMC’s principal business address is 11 Pennsylvania Plaza, New York, New York 10001. Helen A. Dolan is his wife and is not currently employed. Charles F. Dolan is the Trustee of the CFD 2009 Trust. Helen A. Dolan is the Trustee of the HAD 2009 Trust.

James L. Dolan is Executive Chairman of both MSG and MSG Networks and a director of MSG, MSG Networks and AMC. MSG’s principal business address is Two Pennsylvania Plaza, New York, New York 10121.

Thomas C. Dolan is a director of MSG, AMC and MSG Networks. MSG’s principal business address is Two Pennsylvania Plaza, New York, New York 10121.

Patrick F. Dolan is President of News 12 Networks, a subsidiary of Altice NV, a majority owner of Newsday Media, and a director of AMC. News 12 Networks’ principal business address is One Media Crossways, Woodbury, New York 11797.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 2095 Pomfret Road, South Pomfret, Vermont 05067. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is a director of AMC. AMC’s principal business address is 11 Pennsylvania Plaza, New York, New York 10001.

Deborah A. Dolan-Sweeney is a former director of Cablevision Systems Corporation and MSG and is not currently employed.

David M. Dolan is a retired attorney and is currently the Chairman of the board of Citizens National Bank of Greater St. Louis, 7305 Manchester Road, Maplewood, Missouri 63143. He is a Trustee of each of the 2009 Family Trusts and each of the CFD 2010 Grandchildren Trusts.

Mary S. Dolan is the Co-Director of Legal Services at the Lifespan Center for Legal Services, 20 E. Jackson Blvd, Suite 500, Chicago, Illinois 60604. She is a Trustee of each of the 2009 Family Trusts and the Dolan Children Trusts FBO Deborah Dolan-Sweeney and Patrick F. Dolan.

MSG SPORTS & ENTERTAINMENT, LLC

MSG ENTERTAINMENT HOLDINGS, LLC

MSG VENTURES HOLDINGS, LLC

MADISON SQUARE GARDEN INVESTMENTS, LLC

The following individuals have been appointed as officers of each of MSG Sports & Entertainment, LLC, MSG Entertainment Holdings, LLC, MSG Ventures Holdings, LLC, and Madison Square Garden Investments, LLC:

Name	Present Principal Occupation	Present Business Address

James L. Dolan	Executive Chairman, MSG;	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

	Executive Chairman, MSG Networks Inc.	MSG Networks Inc. Eleven Pennsylvania Plaza New York, New York 10001

David O’Connor	President and Chief Executive Officer	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

Donna Coleman	Executive Vice President and Chief Financial Officer	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

Lawrence J. Burian	Executive Vice President, General Counsel and Secretary, MSG;	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

	Executive Vice President, General Counsel and Secretary, MSG Networks Inc.	MSG Networks Inc. Eleven Pennsylvania Plaza New York, New York 10001

Joseph F. Yospe	Senior Vice President and Controller	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

Robert J. Lynn	Senior Vice President and Treasurer	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

Marc Schoenfeld	Senior Vice President and Assistant Secretary	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

Mark C. Cresitello	Senior Vice President and Assistant Secretary	The Madison Square Garden Company Two Pennsylvania Plaza New York, New York 10121

EXHIBIT INDEX

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated August 25, 2016.*

2	Stock Purchase Agreement*

3	Certificate of Incorporation of the Issuer (Exhibit 3.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on July 14, 2014 (Registration No. 333-197002)). †

4	Registration Agreement*

5	Board Observer Letter*

*	Filed herewith.
†	Incorporated herein by reference.